Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 7, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig and Deborah O’Neal

Re:	Lazard Global Total Return and Income Fund, Inc.
(File Nos.: 333-230594; 811-21511)

Ladies and Gentlemen:

On behalf of Lazard Global Total Return and Income Fund, Inc. (“LGI”), on or about May 13, 2019, we plan to file Pre-Effective Amendment No. 1 (the “Amendment”) to LGI’s Registration Statement on Form N-14 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2019. The Registration Statement contained, and the Amendment will contain, a Prospectus and Combined Proxy Statement (the “Prospectus/Proxy Statement”) and Statement of Additional Information (“SAI”) related to the proposed merger of Lazard World Dividend & Income Fund, Inc. (“LOR” and, together with LGI, the “Funds”) with and into LGI, pursuant to an Agreement and Plan of Merger (the “Reorganization”).

The Prospectus/Proxy Statement and SAI included in the Amendment will be marked to show changes from the versions included in the Registration Statement. The revisions consist primarily of changes made in response to the comments given telephonically by the staff (the “Staff”) of the SEC, including accounting comments given by Christina DiAngelo Fettig of the Staff and disclosure comments given by Deborah O’Neal of the Staff, to the undersigned and Aaron Quint of this office on April 24, 2019. Set forth below are Ms. DiAngelo Fettig’s and Ms. O’Neal’s comments and LGI’s responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

In addition, attached hereto as Appendix A is a draft of the opinion and consent of Venable LLP, LGI’s Maryland counsel. A draft consent of Deloitte & Touche LLP, LGI’s independent registered public accounting firm, will be filed in a subsequent correspondence.

Please be advised that, on or about May 13, 2019, we plan to submit a request on behalf of LGI seeking acceleration of the effectiveness of the Amendment to Tuesday, May 14, 2019, or as soon thereafter as practicable.

Accounting Comments

Questions and Answers for Stockholders of LOR

1.	Staff Comment: The second, third and fourth sentences of the answer to the question “What are the tax consequences of the Reorganization?” state:

If the Reorganization is approved by the stockholders of each Fund and LOR conducts the Tender Offer, management currently anticipates that it would seek to

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raise cash to pay LOR stockholders who tender their shares in the Tender Offer by selling a pro rata slice of the entire portfolio. Thereafter, following completion of the Tender Offer, but before consummation of the Reorganization, it is anticipated that, in contemplation of the Reorganization, a substantial amount of LOR’s equity securities (potentially all of such securities), all Currency Commitments and certain debt securities would be sold by LOR. Assuming all of LOR’s equity securities, Currency Commitments and certain debt securities are sold (and assuming the Tender Offer was fully subscribed), management currently estimates that LOR would recognize approximately $2,450,812 in net gains (approximately 4.05% of LOR’s Net Assets as of February 28, 2019, as adjusted giving effect to the Tender Offer (assuming it was fully subscribed and completed on February 28, 2019)) as a result of the sale of such portfolio securities before consummation of the Reorganization.

Please add more clarity to the above-referenced disclosure regarding the degree and magnitude of the anticipated repositioning of LOR’s portfolio in contemplation of the Tender Offer and Reorganization, including a delineation of whether such repositioning is in connection with the Reorganization, the Tender Offer or both. In addition, please quantify in the disclosure the estimated percentage of LOR’s portfolio that is anticipated to be repositioned. Lastly, please quantify on a per share basis the net gains to be recognized as a result of the portfolio repositioning.

Response: The above-referenced disclosure will be revised in the Amendment as follows:

If the Reorganization is approved by the stockholders of each Fund and LOR conducts the Tender Offer, management currently anticipates that it would seek to raise cash to pay LOR stockholders who tender their shares in the Tender Offer by selling a pro rata slice of the entire portfolio (i.e., 20% of each portfolio security, assuming the Tender Offer is fully subscribed). Thereafter, following completion of the Tender Offer, but before consummation of the Reorganization, it is currently anticipated that, in contemplation of the Reorganization, of the remaining 80% of LOR’s portfolio, a substantial amount of LOR’s equity securities (approximately 87.4%, but potentially all, of such securities), all Currency Commitments and certain debt securities (approximately 6.2% of such securities) would be sold by LOR. Assuming all of LOR’s equity securities, Currency Commitments and certain debt securities are sold (and assuming the Tender Offer was fully subscribed), resulting in the sale of approximately 72.5% of LOR’s remaining portfolio, management currently estimates that LOR would recognize approximately $2,450,812 in net gains (approximately $0.45 per share or 4.05% of LOR’s Net Assets as of February 28, 2019, as adjusted giving effect to the Tender Offer (assuming it was fully subscribed and completed on February 28, 2019)) as a result of the sale of such portfolio securities following completion of the Tender Offer, but before consummation of the Reorganization. However, in light of LOR’s capital loss carryforwards (discussed below), which are sufficient in amount to offset the recognized gains, LOR stockholders will not receive a capital gains distribution as a result of the sale of LOR’s portfolio securities in contemplation of the Reorganization.

2.	Staff Comment: The first two sentences of the answer to the question “Will the proposed Reorganization result in a higher management fee or higher total fund expenses?” state:
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No. Under each Fund’s management agreement with LAM, LOR and LGI have each agreed to pay an [sic] management fee at the annual rate of 0.85% of the value of their respective average daily Total Leveraged Assets (to the extent that leverage consists of Borrowings and forward currency contracts).

The Staff notes, however, that, in the table of fees and expenses included in the Prospectus/Proxy Statement, the management fees of the combined fund are estimated to be one basis point higher than LOR’s current management fees. As such, please consider revising the above-referenced question and answer accordingly.

Response: The question will be revised in the Amendment as follows:

Will the proposed Reorganization result in a ~~higher~~different management fee structure or higher total fund expenses?

3.	Staff Comment: The fifth sentence of the answer to the question “Who will pay the expenses of the Reorganization?” states:

Such amounts do not reflect (1) the Funds’ brokerage commissions and other portfolio transaction costs associated with the Reorganization, which will be borne directly by the Fund incurring the relevant expense, (2) the expenses of the Tender Offer (including brokerage commissions and other portfolio transaction costs associated with raising cash to pay LOR stockholders who tender their shares in the Tender Offer), which will be borne entirely by LOR, and (3) the ordinary costs associated with holding the Funds’ regular joint annual meeting of stockholders to elect Directors, which will be borne equally by the Funds.

The Staff notes that the expenses of the Tender Offer are reflected in the capitalization table included in the Prospectus/Proxy Statement. Accordingly, to complete the disclosure, please provide the estimated expenses of the Tender Offer in the above-referenced disclosure.

Response: The above-referenced disclosure will be revised in the Amendment as follows:

Such amounts do not reflect (1) the Funds’ brokerage commissions and other portfolio transaction costs associated with the Reorganization, which will be borne directly by the Fund incurring the relevant expense, (2) the expenses of the Tender Offer (including brokerage commissions and other portfolio transaction costs associated with raising cash to pay LOR stockholders who tender their shares in the Tender Offer), currently estimated to be approximately $263,466, which will be borne entirely by LOR, and (3) the ordinary costs associated with holding the Funds’ regular joint annual meeting of stockholders to elect Directors, which will be borne equally by the Funds.

Questions and Answers for Stockholders of LGI

4.	Staff Comment: The fourth paragraph of the answer to the question “What are the tax consequences of the Reorganization?” discusses the anticipated repositioning of LOR’s portfolio in contemplation of the Reorganization. Please ensure that this disclosure and similar disclosure elsewhere in the Registration Statement, including any disclosure revised in response to Staff Comment No. 1 above, are consistent with one another.
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Response: The above-referenced disclosure and similar disclosure elsewhere in the Registration Statement, including any disclosure revised in response to Staff Comment No. 1 above, will be consistent with one another in the Amendment. As respects the above-referenced disclosure in the fourth paragraph of the answer to the question “What are the tax consequences of the Reorganization?”, Fund management believes that, in light of the fact that this question and answer will only be delivered to LGI stockholders, it need not include the same level of detail as the corresponding disclosure included in the answer to the same question in the “Questions and Answers for Stockholders of LOR.” As all of the costs associated with LOR’s portfolio repositioning in contemplation of the Tender Offer and Reorganization will be borne entirely by LOR, the information in respect of the specific securities to be sold and the associated costs is not relevant to LGI stockholders in deciding whether or not to approve the Reorganization. Accordingly, Fund management does not believe that any revisions to such disclosure are necessary or appropriate.

Prospectus/Proxy Statement

5.	Staff Comment: Please supplementally confirm that the fees presented in the Prospectus/Proxy Statement represent “current fees” in accordance with Item 3 of Form N-14.

Response: As discussed with the Staff prior to the filing of the Registration Statement, Fund management confirms that the fees presented in the Prospectus/Proxy Statement represent “current fees” in accordance with Item 3 of Form N-14.

6.	Staff Comment: Footnote 3 to the table of fees and expenses on page 7 of the Prospectus/Proxy Statement includes an additional table (which appears on page 8 of the Prospectus/Proxy Statement) that shows annual expenses taking into account each Fund’s existing line of credit (which incurs commitment fees and/or similar charges associated with entering into and maintaining the line of credit), but no Financial Leverage is utilized (the “No Financial Leverage Fee Table”). In light of the fact that each Fund currently utilizes Financial Leverage, please remove the No Financial Leverage Fee Table from the Prospectus/Proxy Statement. For the same reason, please also remove the expense example on page 9 of the Prospectus/Proxy Statement that is calculated assuming no Financial Leverage is utilized (the “No Financial Leverage Expense Example”).

Response: The No Financial Leverage Fee Table and the No Financial Leverage Expense Example will be removed from the Prospectus/Proxy Statement in the Amendment.

7.	Staff Comment: The Staff notes that the expenses of the Tender Offer are reflected in the capitalization table on page 28 of the Prospectus/Prospectus Proxy Statement, but no dollar amount is disclosed for such expenses. Accordingly, please disclose the estimated dollar amount of expenses of the Tender Offer in a footnote to the capitalization table.

Response: Footnote * to the capitalization table will be revised in the Amendment as follows:

*	LOR Pro Forma After Tender Offer adjusts the numbers in column (1) by assuming that the Tender Offer was fully subscribed and completed on February 28, 2019. Given these assumptions, LOR would have purchased for cash 1,376,037 of its shares of common stock at $10.78 per share (which is 98% of the net asset value per share of common stock determined as of the close of regular trading of the NYSE on February 28, 2019) for an aggregate cost to LOR of approximately $14,838,895. In addition, adjustments have been made to reflect the non-recurring estimated expenses of the Tender Offer
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(less the Previously Accrued Tender Offer Expenses) to be borne entirely by LOR. The expenses of the Tender Offer (including the Previously Accrued Tender Offer Expenses) are estimated to be approximately $225,000. Such amount does not reflect brokerage commissions and other portfolio transaction costs associated with raising cash to pay LOR stockholders who tender their shares in the Tender Offer.

8.	Staff Comment: The Staff notes that the Board’s considerations disclosed beginning on page 46 of the Prospectus/Proxy Statement in the section “Reasons for the Reorganization” are general in nature and could apply to any reorganization. Accordingly, please disclose whether the Board considered any factors that were specific to the Reorganization of LOR with and into LGI.

Response: Although the factors considered by the Board could be viewed as general in nature and applicable to any reorganization, the Board considered each factor in the specific context of the Reorganization of LOR with and into LGI. As disclosed in the third paragraph of the section “Reasons for the Reorganization,” the Board made various conclusions in respect of each of the factors enumerated in the disclosure based upon information supplied by Fund management and the advice of counsel. In light of this disclosure, as well as disclosure elsewhere in the Prospectus/Proxy Statement, Fund management believes that the Prospectus/Proxy Statement adequately communicates to stockholders the comprehensive set of factors considered by the Board in approving the Reorganization without overly complicating the disclosure with additional detail.

SAI

9.	Staff Comment: The ninth paragraph of Appendix A to the SAI, Lazard Global Total Return and Income Fund, Inc.—Pro Forma Financial Information, discusses the anticipated repositioning of LOR’s portfolio in contemplation of the Tender Offer and Reorganization. Under Section 11-02(b) of Regulation S-X, narrative pro forma financial statements may be presented when a limited number of pro forma adjustments are required and those adjustments are easily understood. If LOR’s portfolio repositioning results in more than a limited number of pro forma adjustments or those adjustments cannot be described in an easily understood manner, the Staff may object to the use of narrative pro forma financial statements and require that a full set of pro forma financial statements be presented. In the Staff’s view, portfolio repositioning that constitutes only a limited number of pro forma adjustments that can be easily understood would include, among other things, situations where a minimal amount (i.e., less than 20%) or substantially all (i.e., greater than 80%) of the portfolio was being repositioned in contemplation of the reorganization. However, if more than 20%, but less than 80%, of the portfolio was being repositioned, the Staff may not object to the use of narrative pro forma financial statements if the portfolio repositioning could be described in an easily understood manner (e.g., if a “balanced fund” was being acquired and, in contemplation of the reorganization, the fund sold the entire fixed-income portion of its portfolio, which comprised 50% of its portfolio).

Response: Fund management has advised that, in contemplation of the Tender Offer and Reorganization, it is anticipated that, based on information as of December 31, 2018, approximately 72% of LOR’s portfolio will be sold. This estimate assumes that 87.0% of LOR’s equity securities, all Currency Commitments and 29.7% of LOR’s debt securities would be sold by LOR. If, however, all of LOR’s equity securities are sold, as may be the case, and all of the other foregoing assumptions remain the same, the percentage of LOR’s portfolio to be sold in contemplation of the Tender Offer and Reorganization would be approximately 84%, based on information as of December 31, 2018. This percentage (84%) exceeds 80% (thus satisfying the “substantially all” test), and the percentage of LOR’s

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portfolio to be sold using the former set of assumptions (72%) is not significantly below 80% such that it could not be considered that “substantially all” of LOR’s portfolio will be repositioned in contemplation of the Reorganization.

In addition, the repositioning of LOR’s portfolio can be described in an easily understood manner. To further facilitate stockholder understanding of the repositioning, the first three sentences of the above-referenced disclosure will be revised in the Amendment as follows:

The tax cost of investments will remain unchanged for the combined entity. Management currently anticipates that it would seek to raise cash to pay LOR stockholders who tender their shares in the Tender Offer by selling a pro rata slice of the entire portfolio (i.e., 20% of each portfolio security, assuming the Tender Offer is fully subscribed). Thereafter, following completion of the Tender Offer, but before consummation of the Reorganization, it is anticipated that, in contemplation of the Reorganization, of the remaining 80% of LOR’s portfolio, a substantial amount of LOR’s equity securities (approximately 87.0%, but potentially all, of such securities as of December 31, 2018), all Currency Commitments (as defined in the Funds’ Prospectus and Combined Proxy Statement) and certain debt securities (approximately 29.7% of such securities as of December 31, 2018) would be sold by LOR, subject to any restrictions imposed by the Code. The equity securities of LOR that are anticipated to transfer to the combined fund in the Reorganization are those that currently overlap with existing equity securities in LGI’s portfolio. It is currently anticipated that such overlapping equity securities will be transferred to the combined fund in only the amount necessary to maintain the current or target weighting of such securities in LGI’s portfolio. Any excess holdings of the overlapping equity securities, as well as all non-overlapping equity securities, will be sold in contemplation of the Reorganization (such securities are included within the estimated percentage (87.0%) above). A substantial portion of the debt securities of LOR that are anticipated to be sold in contemplation of the Reorganization are those debt securities that, due to the nature of the securities themselves, may not be transferred from one fund to another and, instead, must be sold by LOR and subsequently repurchased by the combined fund following the consummation of the Reorganization. The remaining portion of the debt securities that are anticipated to be sold are those that, like the equity securities of LOR discussed above, do not overlap with existing debt securities in LGI’s portfolio or are in excess of the amount necessary to maintain the current or target weighting of an overlapping debt security in LGI’s portfolio.

In light of the foregoing, Fund management believes that the use of narrative pro forma financial statements is appropriate.

Disclosure Comments

Prospectus/Proxy Statement

10.	Staff Comment: Please supplementally confirm that all information required by Item 22(b) of Schedule 14A, Information required in investment company proxy statement—Election of Directors, has been disclosed in the Prospectus/Proxy Statement.
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Response: Fund management confirms that the Amendment will contain all information required by Item 22(b) of Schedule 14A.

Proxy Cards

11.	Staff Comment: Please revise the proxy cards for both LGI and LOR so that stockholders are able to vote for each director individually.

Response: We note that stockholders currently have the ability to vote for each director individually. If a stockholder does not want to vote for a specific director or directors, the stockholder would check the box titled “For All Except” and then write in the name of the director(s) on the adjacent line.

Part C

12.	Staff Comment: Along with the Amendment, please file an opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable.

Response: The opinion and consent of Venable LLP, LGI’s Maryland counsel, will be filed along with the Amendment. A draft of the opinion and consent also is attached hereto as Appendix A.

*          *          *

Should members of the Staff have any questions or comments, please contact me at 212.969.3376 or, in my absence, contact Robert Spiro at 212.969.3722.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:	Robert Spiro
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APPENDIX A

[LETTERHEAD OF VENABLE LLP]

DRAFT

_________, 2019

Lazard Global Total Return and Income Fund, Inc.

c/o Lazard Asset Management LLC

30 Rockefeller Plaza

New York, NY 10112

Re:	Registration Statement on Form N-14 (File No. 333-230594)

Ladies and Gentlemen:

We have acted as Maryland counsel to Lazard Global Total Return and Income Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company (the “Company”), in connection with the registration of shares (collectively, the “Shares”) of common stock, $.001 par value per share (the “Common Stock”), to be issued pursuant to that certain Agreement and Plan of Merger (the “Plan”), by and between the Company, Lazard World Dividend & Income Fund, Inc., a Maryland corporation registered under the 1940 Act as an open-end management investment company (the “Acquired Fund”), and, solely with respect to Section 9.4 thereof, Lazard Asset Management LLC, relating to the merger of the Acquired Fund with and into the Company. The offering of the Shares is covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.     The Registration Statement and the Prospectus and Combined Proxy Statement included therein, substantially in the form transmitted to the Commission under the 1933 Act;

2.     The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

Lazard Global Total Return and Income Fund, Inc.

______________, 2019

3.     The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.     The form of the Plan, certified as of the date hereof by an officer of the Company;

5.     A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6.     Resolutions (the “Resolutions”) adopted by the Board of Directors of the Company relating to the authorization of the issuance of the Shares and the approval of the Plan, certified as of the date hereof by an officer of the Company;

7.     A certificate executed by an officer of the Company, dated as of the date hereof; and

8.     Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.     Each individual executing any of the Documents, whether on behalf of such individual or any other person, is legally competent to do so.

2.     Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.     Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.     All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been

Lazard Global Total Return and Income Fund, Inc.

______________, 2019

no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.     Upon any issuance of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.     The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.     The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the 1940 Act or other federal securities laws, or state securities laws, including the securities laws of the State of Maryland.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,